Exhibit 99.1

StoneCo Announces Board Changes

Georgetown, Cayman Islands, February 15th, 2023 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial services and software solutions for merchants in Brazil, today announced additional board changes.

On February 15th, 2023, the StoneCo Board received a notice from Roberto Moses Thompson Motta of his intent to retire as a director of the Board, effective as of such date. The Board of StoneCo would like to thank Roberto for his commitment and invaluable contributions over the last years.

Effective February 15th, 2023, Thiago Piau, StoneCo CEO, will join the StoneCo Board as a director. As previously announced, Mr. Piau will continue to serve as CEO of the Company through March 2023, at which time Pedro Zinner will assume the role of CEO.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co